                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                -----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 2)(1)

                           GREG MANNING AUCTIONS, INC.
-------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
-------------------------------------------------------------------------------
                         (Title of class of securities)

                                    563823103
-------------------------------------------------------------------------------
                                 (CUSIP number)

                               BRUCE A. RICH, ESQ.
                       BECKER, GLYNN, MELAMED & MUFFLY LLP
                                 299 Park Avenue
                            New York, New York 10171
                                 (212) 888-3033
-------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 AUGUST 15, 1997
-------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)




---------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                      ---------------------
CUSIP No. 563823103                    13D                 Page 2 of 5
---------------------                                      ---------------------

================================================================================
      1        NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                              AFINSA BIENES TANGIBLES S.A.
                              (No S.S. or I.R.S. Identification No.)
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*

                              WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                |_|
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                              SPAIN
--------------------------------------------------------------------------------
  NUMBER OF         7         SOLE VOTING POWER
    SHARES                                418,500
                    ------------------------------------------------------------
 BENEFICIALLY       8         SHARED VOTING POWER
   OWNED BY                               -0-
                    ------------------------------------------------------------
     EACH           9         SOLE DISPOSITIVE POWER
  REPORTING                               418,500
                    ------------------------------------------------------------
 PERSON WITH        10        SHARED DISPOSITIVE POWER
                                          -0-
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              418,500
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              |_|
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              9.5%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*

                              CO
================================================================================

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 563823103                    13D                 Page 3 of 5
---------------------                                      ---------------------


                  This amendment amends a statement on Schedule 13D relating to Shares of the Common Stock of Greg Manning Auctions, Inc. (the "Issuer") filed with the Securities and Exchange Commission (the "Commission") on August 4, 1997, as amended by Amendment No. 1, filed with the Commission on August 20, 1997 (the "Schedule 13D"). This amendment reports the purchase of 50,000 Shares of Common Stock of the Issuer by AFINSA Bienes Tangibles S.A., a corporation organized under the laws of Spain ("AFINSA").

                  Unless otherwise indicated, the information set forth in
Schedule 13D remains unchanged and each capitalized term not defined herein shall have the meaning assigned to such term in Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

                  The source of funds used in making the additional purchases of Shares of Common Stock is working capital of AFINSA. The aggregate purchase price of the 50,000 Shares of Common Stock purchased by AFINSA since the filing of Schedule 13D is approximately $103,125.

Item 5.  Interest in Securities of the Issuer.

                  (a) As of August 15, 1997, the aggregate number of Shares of Common Stock beneficially owned by AFINSA is 418,500, representing approximately 9.5% of the total number of Shares of Common Stock outstanding, based on 4,419,997 Shares of Common Stock represented by the Issuer as outstanding as of April 22, 1997 in the Issuer's Quarterly Report on Form 10-QSB for the period ended March 31, 1997.

                  (b) AFINSA has sole power to vote or direct the vote and to dispose or direct the disposition of the Shares of the Issuer that are the subject of this Schedule 13D.

                  (c) Information concerning transactions in respect of the Common Stock effected by AFINSA in the past 60 days is set forth in Schedule B hereto.

                  (d)  Not applicable.

                  (e)  Not applicable.

---------------------                                      ---------------------
CUSIP No. 563823103                    13D                 Page 4 of 5
---------------------                                      ---------------------


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 22, 1997

                                              AFINSA BIENES TANGIBLES S.A.

                                              By: /s/ Ramon Egurbide Urigoitia
                                                  -----------------------------
                                                  Sub-Director General

---------------------                                      ---------------------
CUSIP No. 563823103                    13D                 Page 5 of 5
---------------------                                      ---------------------


                                   SCHEDULE B

            TRANSACTIONS IN COMMON STOCK FROM 6/16/97 THROUGH 8/15/97

    Date           Quantity              Price               Transaction Type
    ----           --------              -----               ----------------

 6/25/97              3,500             1.7118             Open Mkt. Purchase
 6/26/97             11,500             1.9198             Open Mkt. Purchase
 6/30/97             32,500             1.9783             Open Mkt. Purchase
  7/1/97              2,000             1.9680             Open Mkt. Purchase
  7/2/97              6,000             1.9680             Open Mkt. Purchase
  7/3/97              4,500             1.9680             Open Mkt. Purchase
  7/7/97             16,500             1.9680             Open Mkt. Purchase
  7/8/97             12,000             2.0000             Open Mkt. Purchase
 7/16/97             15,000             2.0262             Open Mkt. Purchase
 7/17/97             10,000             2.0262             Open Mkt. Purchase
 7/21/97             17,500             2.0000             Open Mkt. Purchase
 7/24/97             25,000             2.0000             Open Mkt. Purchase
 7/25/97             75,000             1.9646             Open Mkt. Purchase
 7/29/97             30,000             1.9375             Open Mkt. Purchase
 7/30/97              5,000             1.9375             Open Mkt. Purchase
 7/31/97             25,000             1.9062             Open Mkt. Purchase
  8/5/97             35,000             1.9375             Open Mkt. Purchase
  8/6/97              7,500             1.9375             Open Mkt. Purchase
 8/12/97             35,000             2.0000             Open Mkt. Purchase
 8/15/97             50,000             2.0625             Open Mkt. Purchase


Each of the above transactions was effected by Banco Santander on behalf of AFINSA.